Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 30 September 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
23/09/2019	44,320	138.5067	6,138,616.94	4,100	152.8002	626,480.82	570,305.71	48,420	138.5568	6,708,922.65
24/09/2019	16,635	137.9205	2,294,307.52	8,512	150.9029	1,284,485.48	1,167,395.70	25,147	137.6587	3,461,703.21
25/09/2019	74,249	135.0639	10,028,359.51	13,400	149.1363	1,998,426.42	1,819,729.03	87,649	135.1765	11,848,088.54
Total	135,204	136.5439	18,461,283.97	26,012	150.2919	3,909,392.72	3,557,430.43	161,216	136.5790	22,018,714.41

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 27 September 2019, the total invested consideration has been:

•	Euro 129,902,336.40 for No. 913,955 common shares purchased on the MTA

•	USD 25,627,312.92 (Euro 23,248,832.34*) for No. 166,585 common shares purchased on the NYSE resulting in total No. 8,057,574 common shares held in treasury as of 27 September 2019. As of the same date, the Company held 3.13% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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